FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  February, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

February 4, 2008

Minco Silver Corporation  is pleased to report the assay results of 22 holes, for a total of 5,904.56 metres, from exploration drilling on its Fuwan Silver Project located in Guangdong Province, China.  The program was designed to further increase the level of confidence of the resource through in-fill and to expand the known resource base through step out drilling.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated February 4, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  February 4, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	February 4, 2008

NEWS RELEASE

MINCO SILVER EXPANDS MINERALIZATION AT FUWAN

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the assay results of 22 holes, for a total of 5,904.56 metres, from exploration drilling on its Fuwan Silver Project located in Guangdong Province, China.  The program was designed to further increase the level of confidence of the resource through in-fill and to expand the known resource base through step out drilling.

A significant width of mineralization was intersected in hole FW0147 where multiple intercepts ranged from 0.75 metres (m) to 40.30 m and silver grades ranged from 199.00 grams per tonne (g/t) to 926.33 g/t.  The 40.30 m intersection is the widest mineralized intersection to date for the entire Fuwan Deposit and could be a potential feeder zone or source for the Fuwan mineralization.  Typically, feeder zones from other world class deposits are generally the highest grade and the widest zone of the overall deposit.  Mineralization of the Fuwan deposit was previously thought to end at line 43W and this step out hole, located at line 47W, has extended mineralization to southwest, opened up a new area for continued exploration, and further demonstrates the potential for expansion of the Fuwan deposit.  This intersection will be followed up with further drilling to define its extent.

The combined in-fill and step out drilling program occurred between section lines 24E and 75W and the assay results are highlighted by the following intersections:

•

FW0119:

354.13 g/t silver over 3.68 m

•

FW0131:

2,867.50 g/t silver over 1.08 m

•

FW0136:

203.27 g/t silver over 4.96 m

•

FW0139:

851.08 g/t silver over 1.50 m

•

FW0140:

286.81 g/t silver over 3.40 m

•

FW0144:

482.83 g/t silver over 6.00 m

•

FW0147:

241.40 g/t silver over 40.30 m, 926.33 g/t silver over 4.90 m and 893.19 g/t silver over 3.90 m

Hole No.	From (m)	To (m)	Intercept (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0119	101.28	103.23	1.95	0.20	472.95	0.84	3.30
	107.69	109.33	1.64	0.04	80.00	0.03	0.05
	116.72	120.40	3.68	0.21	354.13	0.71	1.41
FW0127				NSR
FW0128*	128.10	129.77	1.67	0.14	81.01	0.40	1.43
	153.13	154.35	1.22	0.08	192.00	0.36	0.91
FW0129				NSR
FW0130	233.93	234.33	0.40	0.07	93.00	0.26	1.02
	236.50	238.10	1.60	0.04	173.44	0.55	0.54
	265.83	267.97	2.14	0.09	251.00	0.47	3.17
	283.06	284.00	0.94	0.07	346.00
FW0131	162.35	163.49	1.14	5.24	196.00	0.09	0.05

	168.61	171.44	2.83	0.28	130.31	0.13	0.20
	209.27	210.35	1.08	0.26	2,867.50	1.24	11.31
FW0132				NSR
FW0133	76.06	84.74	8.68	0.13	125.83	0.14	0.64
	114.35	115.45	1.10	0.14	409.50	1.12	3.26
	134.56	135.40	0.84	0.08	90.00	0.07	0.03
	152.00	155.40	3.40	0.05	95.28	0.73	0.19
	188.83	189.15	0.32	0.05	163.00	0.34	0.64
	211.00	211.70	0.70	0.09	238.00	0.89	1.32
	213.70	214.70	1.00	0.10	53.00	0.08	0.06
FW0134	185.65	186.30	0.65	0.09	1,196.00	1.69	2.19
FW0136	170.80	175.76	4.96	0.11	203.27	0.08	0.72
	209.70	211.70	2.00	0.11	74.00
FW0137	164.07	167.03	2.96	0.16	253.41	0.14	0.85
	214.05	214.76	0.71	0.07	502.50	0.74	0.66
	261.47	262.57	1.10	0.22	125.00	0.16	0.57
	296.15	296.46	0.31	0.10	119.50	0.07	0.28
FW0138	129.65	130.65	1.00	0.14	208.50	0.57	1.85
FW0139	135.10	136.10	1.00	0.45	56.00	0.01	0.04
	199.40	200.90	1.50	0.10	851.08	0.39	0.85
FW0140	119.05	122.45	3.40	0.17	286.81	0.16	0.32
	204.77	206.10	1.33	0.04	178.50	0.21	0.59
	208.45	210.18	1.73	0.12	116.36	0.61	1.83
FW0141				NSR
FW0142	193.71	194.71	1.00	0.07	91.50	0.06	0.18
FW0143	184.85	185.22	0.37	0.10	169.50	0.14	0.13
	254.87	255.72	0.85	0.03	193.50	0.15	0.38
FW0144	128.45	134.45	6.00	0.19	482.83	0.55	1.25
	142.45	143.45	1.00	0.06	75.00	0.19	0.32
	175.11	175.45	0.34	0.11	50.00	0.41	6.46
	220.54	221.54	1.00	0.02	65.00	0.23	0.28
	223.30	224.30	1.00	0.11	59.00	0.09	2.70
	229.45	229.85	0.40	0.07	218.50	0.25	2.44
	236.85	238.45	1.60	0.02	61.50	0.66	0.46
	265.25	265.95	0.70	0.15	54.00	0.34	3.64
FW0145	117.00	118.00	1.00	0.05	351.00	0.68	1.27
FW0147	43.00	83.30	40.30	0.14	241.40	0.09	0.29
	96.70	101.60	4.90	0.11	926.33	2.35	9.31
	104.60	108.50	3.90	0.07	893.19	1.72	9.79
	145.55	146.30	0.75	0.01	199.00	0.14	0.45
	150.14	152.00	1.86	0.00	284.13	0.38	0.33
	163.20	164.20	1.00	0.00	293.50	0.09	0.32
FW0148				NSR
CK 2002*	184.42	188.3	3.88	0.18	152.37	0.03	0.07
	205.4	213.3	7.9	0.16	264.55	0.13	0.25

* The indicated holes are part of the hydrology study completed by SRK Consulting and released on December 4, 2007.

True widths for the mineralized zones are typically from 60% to 95% of the stated intercepts.  Please visit the Company’s website at www.mincosilver.ca to view a map of the drill hole locations.

Minco Silver is encouraged by these drilling results and is continuing to work aggressively to advance the Fuwan Silver Project with further drilling.  A total of eight drills are currently on the property completing step out and in-fill drilling.  The deposit remains open along strike to the southwest and down dip to the south.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.   Reference materials were inserted by Minco staff geologists as a further assay control.

Minco Silver would also like to announce the appointment of Mrs. Sharon L. Howatt as the Company’s Corporate Secretary.  Mrs. Howatt has over 21 years experience relating to management of public and private companies in Canada and the U.S.  She has extensive experience in managing compliance and communications for public listed companies listed on the TSX, TSX Venture Exchange and the US Exchanges as well as maintaining corporate records, and the preparation of securities, corporate and commercial documents.  She has also worked as a corporate/securities legal assistant for a variety of law firms throughout her career.

Additionally, the updated NI 43-101 resource estimate technical report from the updated resource estimate announced on December 11, 2007, has been filed on SEDAR.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.